Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation or Organization

TNP

Texas-New Mexico Power Company	Texas

Facility Works, Inc.	Texas

TNP Operating Company	Texas

First Choice Power, LP	Texas

First Choice Power Special Purpose, LP	Texas

First Choice Power GP, LLC	Delaware

First Choice Special Purpose GP, LLC	Delaware

Texas Generating Company, L.P.	Texas

Texas Generating Company II, L.L.C.	Texas